FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/ME) 47.508.411/0001-56

INFORMATION ON TRANSACTIONS WITH RELATED PARTIES

Companhia Brasileira de Distribuição (“Company”) in compliance with Article 30, comma XXXIII of CVM Normative Ruling No 480/09, announces to its shareholders and the whole market that its controlled company, Sendas Distribuidora S.A. (“Assaí”), has signed two Agreements for the Commercialization of Electric Energy (“Agreements”) with GreenYellow do Brasil Energia e Serviços Ltda. (“GY”), with the consent of the Company, with the following terms and conditions:

Parties	(i) Assaí (Contracting party); (ii) GY (Contractor); and (iii) Company (Guarantor).
Relation with the Issuer	The Company holds the totality of Assaí’s corporate capital. The Company is minority partner of GY. Additionally, the Company, Assaí and GY are under the same indirect control of Casino Group.
Purpose of the Agreement

Purchase of electric energy in the free market, with a discount of 50% over the Usage Fee of the Distribution System (Tarifa de Uso do Sistema de Distribuição – TUSD) (stimulated energy 50% - energia incentivada 50%), to supply specific units of Assaí.

Date of the Transaction/ Execution of the Agreement	The Agreements were executed on December, 31st, 2019.
Main Terms and Conditions

The Agreements have the same general terms and conditions, being (i) the first one with effectiveness from 01/01/2020 to 12/31/2021; and (ii) the other one with effectiveness from 01/01/2022 to 12/31/2034, once fulfilled the precedent condition of the availability confirmation, by the energy generator company, of the total amount of purchased energy.

In the terms of the Agreements, GY shall receive a monthly remuneration due to the amount of purchased energy per month, in the terms of the Agreements, being such quantity subject to eventual adjustments due to the applicable flexibility rules (amount of energy used per month). The price of the energy shall be annually corrected according to the IPCA. GY will also be in charge of the register of the requested energy before the electric energy commercialization liquidation system (CLIQCCEE).

The Company shall grant a corporate guarantee to Assaí in order to guarantee the payment of the requested energy.

The Agreement may be terminated by GY in the following cases, among others: (i) request of bankruptcy, judicial or extrajudicial liquidation or winding up of Assaí; (ii) the guarantee is not conceded or renewed; and (iii) in the event of default of the obligations set forth in the Agreement by Assaí.

Detailed Reasons for which the Management considers that the transaction has observed commutative conditions or provides appropriate compensatory payment

The Company's management understands that the executed Agreement has observed commutative conditions and adequate compensatory payment, since: (i) it was analyzed according to the rules provided in its Related Parties Transactions Policy ("Policy"); and (ii) reflects negotiation conditions in line with market practice, being preceded by a bid process conducted with several companies of the electric sector.

Description of the measures taken and procedures adopted to ensure the commutativity of the transaction

The negotiation was conducted by the Company's management, in an independent manner, based on a bid process conducted with several companies of the electric sector and in accordance with its Policy.

Under the terms of the Company's Policy, the Agreements were submitted to the Audit Committee's analysis, composed by independent members of the Company’s Board of Directors, in order for such body to verify the compliance with the Policy’s guidelines in the transaction procedure, and subsequent approval by the Company's Board of Directors.

Reasons For Which the management carried out the Transaction

The transaction shall provide the reduction of the expenses incurred by Assaí with the purchase of electric energy, considering that the energy commercialized in the free market presents more attractive fees than the ones presented by the captive market. Indirectly, the transaction also supports the generation of renewable energy, what reinforces the Company’s compromise with its responsibility and innovation duties.

eventual participation of the counterpart, its partners or managers in the procedure of decision of the issuer on the transaction or negotiation of the transaction as representatives of the issuer, describing this participation

Not applicable.

São Paulo, January 10th, 2020.

ISABELA CADENASSI

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 10, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.